Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Tier5International, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      February 12, 2014

Physical address of issuer
995 Market Street, Floor 2, San Francisco, CA 94103

Website of issuer
http://www.kylie.ai

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Crowd Note

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
June 2, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$55,986.00	$9,514.00
Cash & Cash Equivalents	$55,986.00	$9,514.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$151,000.00	$10,000.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$64,518.00	$25,938.00
Cost of Goods Sold	$33,923.00	$4,152.00
Taxes Paid	$0.00	$0.00
Net Income	-$94,528.00	-$12,836.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

March 31, 2017

Tier5International, Inc.



UP TO $1,000,000 OF CROWD NOTE

Tier5International, Inc. ("Kylie.ai," the "company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by June 2, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $120,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,500,000 (the "Maximum Amount") on at the company's discretion. If the company reaches its Closing Amount prior to June 2, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.kylie.ai

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least three annual reports pursuant to Regulation CF;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this offering may be found at: https://www.seedinvest.com/kylieai/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Tier5International, Inc. (the "Company") is a Delaware Corporation, formed on February 12, 2014. The Company was formerly known as Legion Analytics. The Company is currently also conducting business under the name of Kylie.ai.

The Company is located at 995 Market Street, Floor 2, and San Francisco, CA 94103.

The Company's website is http://www.kylie.ai.

A description of our products as well as our services, process, and business plan can be found on the company's profile page on SeedInvest under https://www.seedinvest.com/kylieai/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
Kylie is a technology layer that clones employee personalities in order to draft and send messages on organization-wide communication platforms. By using deep learning and semantic language models, Kylie can parse dozens of pieces of meta data of incoming company messages to create personalized and empathetic responses in the appropriate company voice. By creating a technology layer, Kylie is able to listen and act across several departments including customer support, marketing and sales.

The Business Plan
Kylie provides a cloud-based technology layer that is able to integrate into nearly any text-based communication medium such as Zendesk, Twitter, email, etc., even those that are developed in-house. Our layer automatically clones employee personalities and offers the ability to deploy and scale communication across any of these mediums. Our responses are generated not by humans in the loop, but instead by cutting edge deep learning technology that current solutions in the market have difficulty utilizing due to data complexities. Our proprietary technology includes the ability to train neural nets on relatively small datasets as well as the ability to create new pieces of text in the voice of a human, even if they have never said those sequences of words before.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 12, 2014. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of an enterprise client base. We anticipate that our operating expenses will increase for the near future. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of its executive officers, key employees and board of directors and advisors.
In particular, the Company is dependent on Jamasen Rodriguez and Sinan Ozdemir who are Chief Executive Officer, and Chief Technology Officer of the Company in order to conduct its operations and execute its business plan. The loss of Jamasen Rodriguez and Sinan Ozdemir or any key member of the team could harm the Company's business, financial condition, cash flow and results of operations.

The Company is currently undergoing a pivot from Legion Analytics (a lead generation business model) to Kylie.ai.

The Company has completely shut down its lead generation operations to focus completely on the Kylie.ai (technology which clones personalities and automates communications for services like ZenDesk and SalesForce). The company's historical financials to date are non-representative of the company's operations going forward.

The Company is focusing on enterprise customers and believe the timing necessary to acquire an enterprise customer could take as long as 1 year or more.

The sales process involve signing annualized contracts with enterprise clients. Given the length of time to negotiate, pilot and onboard enterprise clients, there is an elevated risk associated with the company hitting their projected financial targets and there is an increased risk in the company depleting its cash reserves quicker than expected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our enterprise clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product releases, and evolving business expectations. To compete effectively in such markets, we must continually improve and enhance our products and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.
We are using Crowd Note in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, here has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.
The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights. Furthermore, the company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 97.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Kylie is a technology layer that clones employee personalities in order to draft and send messages on organization-wide communication platforms. By using deep learning and semantic language models, Kylie can parse dozens of pieces of meta data of incoming company messages to create personalized and empathetic responses in the appropriate company voice. By creating a technology layer, Kylie is able to listen and act across several departments including customer support, marketing and sales.

The Business Plan
Kylie provides a cloud-based technology layer that is able to integrate into nearly any text-based communication medium such as Zendesk, Twitter, email, etc., even those that are developed in-house. Our layer automatically clones employee personalities and offers the ability to deploy and scale communication across any of these mediums. Our responses are generated not by humans in the loop, but instead by cutting edge deep learning technology that current solutions in the market have difficulty utilizing due to data complexities. Our proprietary technology includes the ability to train neural nets on relatively small datasets as well as the ability to create new pieces of text in the voice of a human, even if they have never said those sequences of words before.

History of the Business
The Company was incorporated in Delaware in February 12, 2014.

The company is currently undergoing a pivot from Legion Analytics (a lead generation company) to Kylie.ai. The company has completely shut down its lead generation operations to focus completely on Kylie.ai (technology which clones personalities and automates communications for services like ZenDesk and SalesForce).

The Company's Products and/or Services

Product / Service	Description	Current Market
Kylie.ai	Kylie's business model is a CPAAS (communication platform as a service). Much like Twilio, Kylie charges for every response she generates plus a base price for the number of customer representatives she monitors.	Kylie's technology will be used to automate communications for customer support applications, such as ZenDesk and SalesForce.

Kylie.ai will be layered on top of customer support databases and other mediums to automate their customer support communications.

Competition
The Company's does not have any direct competitors.

The market for customer support is fairly competitive. However, Kylie.ai has little to no competition in the space due to its unique technology. The current "indirect competitors" (Zendesk,

SalesForce, Intercom, Slack and others) could just as easily be viewed as complements to the existing technology vs. competitors.

Supply Chain and Customer Base
There are no suppliers given that this is an enterprise CPAAS (communication platform as a service) based business.

There company currently does not have customers. Their prospective customers include customer support applications, such as ZenDesk and SalesForce.

Intellectual Property and Research and Development
The Company is dependent on the following intellectual property:

Innovation by our research and development (R&D) operations is very important to our success. Our goal is to discover, develop and bring to market innovative products that address major unmet consumer needs. We intend to spend $600,000 (60%) of the $1,000,000 raise on research and development (engineering salaries).

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
995 Market St, Floor 2, San Francisco, California, 94103	Lease	We spend approximately $7-10K on rent.

Governmental/Regulatory Approval and Compliance
There are no existing or probable governmental regulations on this business.

There are no costs and effects of compliance with environmental laws for this business.

Litigation
None

Other
The Company's principal address is 995 Market Street, Floor 2, and San Francisco, CA 94103

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	7.5%	$7,500	7.5%	$75,000
General Marketing	18.0%	$18,000	18.0%	$180,000
Future Wages	56.0%	$56,000	60.0%	$600,000
General Working Capital	18.5%	$18,500	14.5%	$145,000
Total	**100%**	**$100,000**	**100%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jamasen Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, July 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, July 2013 - Present

Education
Bachelor of Science in Economics from Johns Hopkins University

Name
Sinan Ozdemir

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, September 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, September 2013 - Present

Education
Bachelor of Arts in Pure Mathematics from Johns Hopkins University

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jamasen Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, July 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, July 2013 - Present

Education
Bachelor of Science in Economics from Johns Hopkins University

Name
Sinan Ozdemir

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, September 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, September 2013 - Present

Education
Bachelor of Arts in Pure Mathematics from Johns Hopkins University

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors/Managers/Managing Member
Incurrence of indebtedness	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Determination of the budget	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Dissolution of liquidation of the Company	Board of Directors/Managers/Managing Member

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Divya Susarla	Employment Agreement	December 20, 2016	
Jamasen Rodriguez	Employment Agreement	October 5, 2015	

| Sinan Ozdemir | Employment Agreement | October 5, 2015 | |

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Pre-Seed 1 KISS Note
Amount outstanding	10,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will not limit the Crowd Note being offered.
Percentage ownership of the company by holders of the Crowd Notes (assuming conversion of convertible securities)	0.4%

Type of security	Pre-Seed 2 SAFE (Simple Agreement for Future Equity)
Amount outstanding	70,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will not limit the Crowd Note being offered.
Percentage ownership of the company by holders of the Crowd Notes (assuming conversion of convertible securities)	1.40%

Type of security	Seed 1 SAFE (Simple Agreement for Future Equity)
Amount outstanding	351,000

Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will not limit the Crowd Note being offered.
Percentage ownership of the company by holders of the Crowd Notes (assuming conversion of convertible securities)	5.85%

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
KISS	$10,000.00	$70,000.00	Operations of the business	Dec 2015	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$70,000.00	$70,000.00	Operations of the business	August 2016	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$351,000.00	$351,000.00	Operations of the business	January 2017	Rule 506(b)

Ownership
A majority of the Company is owned by Sinan Ozdemir and Jamasen Rodriguez.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sinan Ozdemir	48.5%
Jamasen Rodriguez	48.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we have pivoted the business model recently.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the developing their AI algorithms.

The Company currently requires $20,000 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company, however, they will prolong the runway of the company. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as we currently have ~6 months of runway.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount,

and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The securities offered in this offering.
The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

- The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $5 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes does not accrue at any interest rate.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $120,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of June 2, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this offering.

Dilution

Even once the Notes convert into equity securities, the investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, a SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or

the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/
_____
(Signature)

Jamasen Rodriguez
_____
(Issuer)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/
_____
(Signature)

Jamasen Rodriguez
_____
(Name)

Chief Executive Officer
_____
(Title)

3/31/2017
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Final Form C
Exhibit B	Financial Statements
Exhibit C	Seedinvest Profile
Exhibit D	Investor Deck
Exhibit E	Video Transcript
Exhibit F	Crowd Note

EXHIBIT A
Final Form C

EXHIBIT B

Financial Statements

EXHIBIT C

Seedinvest Profile

Investor Deck

EXHIBIT E

Video Transcript

EXHIBIT F

Crowd Note

Exhibit B

Tier5International, Inc.

A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2016 and 2015

Tier5International, Inc.

TABLE OF CONTENTS

TIER5INTERNATIONAL, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 55,986	$ 9,514
Total Current Assets	55,986	9,514
TOTAL ASSETS	$ 55,986	$ 9,514
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
SAFE agreements liability	$ 141,000	$ -
Convertible note payable	10,000	10,000
Total Liabilities	151,000	10,000
Stockholders' Equity (Deficiency):		
Common Stock, $0.006 par, 100,000 shares authorized 2,021 and 2,000 shares issued and outstanding, 626 and 30 shares vested as of December 31, 2016 and 2015, all respectively.	12	12
Additional paid-in capital	12,338	12,338
Accumulated deficit	(107,364)	(12,836)
Total Stockholders' Equity (Deficiency)	(95,014)	(486)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 55,986	$ 9,514

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

TIER5INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues - Legion Analytics	$ 64,518	$ 25,938
Net revenues - Kylie.ai	-	-
Total net revenues	64,518	25,938
Costs of net revenues	(33,923)	(4,152)
Gross profit	30,595	21,786
Operating Expenses:		
General & administrative	121,648	34,377
Sales & marketing	3,475	245
Total Operating Expenses	125,123	34,622
Loss from operations	(94,528)	(12,836)
Provision for income taxes	-	-
Net loss	$ (94,528)	$ (12,836)

TIER5INTERNATIONAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

| | Common Stock | | | | |
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at December 31, 2014	-	$ -	$ -	$ -	$ -
Issuance of common stock to founders	1,970	12	338	-	350
Issuance of common stock	30	-	-	-	-
Contributed capital from grant	-	-	12,000	-	12,000
Net loss	-	-	-	(12,836)	(12,836)
Balance at December 31, 2015	2,000	$ 12	$ 12,338	$ (12,836)	$ (486)
Issuance of common stock	21	$ -	$ -	$ -	$ -
Net loss	-	-	-	(94,528)	(94,528)
Balance at December 31, 2016	2,021	$ 12	$ 12,338	$ (107,364)	$ (95,014)

TIER5INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (94,528)	$ (12,836)
Net Cash Used In Operating Activities	(94,528)	(12,836)
Cash Flows From Financing Activities		
Proceeds from issuance of SAFE agreements	141,000	-
Proceeds from issuance of convertible note payable	-	10,000
Proceeds from issuance of common stock	-	350
Contributed capital from grant	-	12,000
Net Cash Provided By Financing Activities	141,000	22,350
Net Change In Cash	46,472	9,514
Cash at Beginning of Period	9,514	-
Cash at End of Period	$ 55,986	$ 9,514
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

NOTE 1: NATURE OF OPERATIONS

Tier5International, Inc. (the "Company"), is a corporation organized February 12, 2014 under the laws of Delaware. The Company does business as Kylie.ai and formerly did business as Legion Analytics. The Company creates technologies to automate communication.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no receivables and no allowances.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of

financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The revenues earned during the years ended December 31, 2016 and 2015 relate to another business line than the planned future operations of the Company.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $107,364 and $12,836. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $42,768 and $5,113 as of December 31,

2016 and 2015, respectively. Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2016 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $94,528 and $12,836 for the years ended December 31, 2016 and 2015, respectively, and current liabilities exceed current assets by $95,014 as of December 31, 2016. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company authorized 100,000 shares of common stock at $0.006 par value. As of December 31, 2016 and 2015, 2,021 and 2,000 shares of common stock were issued and outstanding, respectively. The Company has reserved 100,000 shares of common stock for issuance under a stock incentive plan.

In October 2015, the Company issued a total of 1,970 shares of common stock to its founders at $0.006 per share. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 25% on October 5, 2016, then monthly thereafter at 1/48 of the total shares for 36 months. As of December 31, 2016 and 2015, 575 and 0 of the shares had vested, respectively.

In September 2015, the Company was granted participation in a fellowship program which provided cash proceeds of $12,000.

In October 2015, the Company issued 30 shares of common stock to an investor at a purchase price of $0.006 per share, providing cash proceeds of $0.

In August 2016, the Company issued 21 shares of common stock to an investor at a purchase price of $0.006 per share, providing cash proceeds of $0.

NOTE 5: SAFE AGREEMENTS

During the year ended December 31, 2016, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with eight investors in exchange for cash investments totaling $141,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

Five of the eight SAFE agreements entered into total $70,000 and become convertible into shares of the Company's preferred stock upon a qualified equity financing where the Company sells preferred stock to investors at a fixed pre-money valuation (as further defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $5,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Three of the eight SAFE agreements entered into total $71,000 and become convertible into shares of the Company's preferred stock upon a qualified equity financing where the Company sells preferred stock to investors at a fixed pre-money valuation (as further defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $6,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Upon a liquidity event, the investors, at their option, will receive cash payments equal to the original investment, or automatically receive from the Company the number of shares of common stock equal to the original investment divided by the liquidity price (as defined in the agreements) at the time of liquidity event.

In the case of a dissolution event prior to expiration or termination, the Company will pay an amount equal to the original investment, in preference to any distribution of any of the assets of the Company to holders of the Company's outstanding capital stock.

As of December 31, 2016, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The SAFE agreements are recorded as a liability until conversion occurs.

NOTE 6: CONVERTIBLE NOTES PAYABLE

In December 2015, the Company issued a $10,000 principal convertible promissory note to an investor. The convertible promissory note bears no interest and matures in December 2017. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

The note's principal is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock of at least $400,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the price per share paid by the investors in the triggering financing or the price per share implied by a $2,500,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement). In the event of a corporate transaction (as defined in the agreement) shall be automatically converted into the number of shares implied by a $2,500,000 valuation of the fully diluted capitalization of the Company or paid out in cash at two times the principal amount. If there is no qualified equity financing prior to maturity, the outstanding principal balance shall be convertible at the election of the noteholder at any time on or after the maturity date, into the price per share implied by a $2,500,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement).

As of December 31, 2016, the convertible promissory note had not been converted and remained outstanding in the full principal amount. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

SAFE Agreements

During 2017 the Company has entered into six SAFE agreements (Simple Agreement for Future Equity) in exchange for cash proceeds of $280,000. The SAFE agreements provide for conversion to equity under similar terms to those discussed in Note 5, with the 2017 issuances using valuation caps of $6,000,000.

Stock Issuance

In January 2017, the Company issued 10 shares of common stock at a purchase price of $0.006 per share.

Management's Evaluation

Management has evaluated subsequent events through March 15, 2017, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Exhibit C



Kylie.ai

An autonomous AI that clones personalities to automate communication. __Edit Profile__

$500	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Kylie.ai is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Kylie.ai without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Customer Service Industry

$26+ Billion

Ai Assistant Industry (Projected 2024)

$12.28 Billion

> Founders went through Y Combinator Fall 2015 Fellowship

> Investors include the founder of OpenAi

> Developed an expert team with domain expertise in machine learning from Johns Hopkins University

> Round Size: US $1,500,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $5,000,000

> Target Minimum Raise Amount: US $120,000

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> Offering Type: Side by Side Offering

Customers want a great experience when engaging with support. Kylie gives organizations the ability to provide this experience at scale.

Kylie is a technology layer that clones employee personalities in order to draft and send messages on organization-wide communication platforms. By using deep learning and semantic language models, Kylie can parse dozens of pieces of metadata of incoming company messages to create personalized and empathetic responses in the appropriate company voice. By creating a technology layer, Kylie is able to listen and act across several departments including customer support, marketing and sales.

Pitch Deck

Highlights

Pitch Deck

Team Story

Term Sheet

Market Landscape

Data Room

📣 Updates

Overview

Product & Service

Q&A with Founder

Prior Rounds

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Product & Service

We provide a cloud-based technology layer that is able to integrate into nearly any text-based communication medium such as Zendesk, Twitter, email, etc, even those that are developed in-house. Our layer automatically clones employee personalities and offers the ability to deploy and scale communication across any of these mediums. Our responses are generated not by humans in the loop, but instead by cutting edge deep learning technology that current solutions in the market have difficulty utilizing due to data complexities. Our proprietary technology includes the ability to train neural nets on relatively small datasets as well as the ability to create new pieces of text in the voice of a human, even if they have never said those sequences of words before.

Gallery



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Hello, I'm Kylie!

I help draft responses to your emails

Start free trial



Landing Page Kylie.ai.

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✉ SeedInvest











Team Story

After two successful exits by the age of 20, Jamasen Rodriguez decided to pursue a more intellectually stimulating challenge in the field of technology. He met Sinan Ozdemir, Johns Hopkins' youngest ever lecturer by taking his Data Science course and fell in the love with the idea of machine learning and AI. Sinan and Jamasen moved to San Francisco in 2015 just before being accepted into YCombinator's first Fellowship batch. Today the two founders are creating new possibilities with Kylie's technology and disrupting corporate communication.

Meet the Founders



Jamasen Rodriguez
CEO

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While in high school in Modesto, CA, Jamasen started a successful non-profit that to date has brought in over 5 million dollars to help at-risk youths enter college through athletic performance and scholarships. While at Johns Hopkins, Jamasen balanced earning his degree in Economics with his second successful exited company, a wholesale chocolate retailer. Jamasen has also lent his talent to several large scale organizations including Kairos Society, Sandbox, and the Young Entrepreneur Council.



Sinan Ozdemir
CTO

Sinan entered Johns Hopkins University at the age of 17 and by the age of 21 had finished both his Bachelors and Masters in theoretical mathematics specializing in applications of Algebraic Geometry and Cryptography. While obtaining both degrees, Sinan published research for the Department of Homeland Security and issued a patent for an algorithm that monitors and adjusts medical vaccine cold-chain systems. Sinan became Johns Hopkins' youngest ever lecturer at 21. He designed and taught Hopkins' first ever data science for undergraduate program and also taught computer science at the graduate level. Sinan has since taught for two universities, published a textbook on data science and AI (with another on the way) and conducted corporate trainings in machine/deep learning for almost a dozen companies.

Key Team Members



Divya Susarla
DATA SCIENTIST

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Notable Advisors & Investors



Alex Vannoni
Investor, Founder in Residence



Clarence Wooten
Investor, Founder, VentureFund.io



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Kevin Hale

Investor, Partner, Y Combinator



Rob May

Investor, Founder, Talla; Former Founder, Backupify



Christophe Fraise

Investor, Entrepreneur and Angel Investor

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Pitch Deck   Product & Service

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Data Room

📣 Updates   ✉ SeedInvest



Greg Brockman

Investor, Founder, OpenAI; Former CTO, Stripe



Dharmesh Shah

Investor, Founder & CTO, Hubspot

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Elizabeth Galbut

Investor, Partner, A Level Capital & SoGal Ventures



Li Jiang

Investor, Vice President, GSV Asset Management



David Hehman

Investor, Co-Founder & Board Member, Knowingly

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Howard Love

Investor, Founder & CEO, LoveToKnow



Nicholas Franco

Investor, Vice President, GSV Asset Management

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Q&A with the Founder

Q: Could you describe your business model? Product description?

Kylie.ai: The business model is enterprise SaaS. We're targeting the higher mid-market range to lower enterprise--specifically focused on customer support--those agents that have thousands of agents with thousands of unanswered tickets. The business model will be an annualized contract, with an annualized contract size of $120k. We will take on the sales process where an initial pilot would be about month, and then you would activate that annual contract. The approach is about 9-18 months to land a single enterprise customer. We are now focused on Kylie.ai. It's an AI that clones personalities that automates communications. This goes to the market that has this need to resolve things using customer support. We automate the unanswered tickets and accelerate the number of tickets that churn, increase the ticket throughput of the customer support sectors. What we can do is help an individual agent answer specific questions and duplicate the capabilities by giving them access to Kylie. The current customers that we are going after are the ZenDesk customers, and if confident enough (90% confidence interval), Kylie will automatically answer the ticket without having to bother the agent. The amount of time we save is correlated with the amount of money we save them.

Q: What are the plans for branching out beyond Zendesk?

Kylie.ai: Zendesk will launch in April, and then we have a SalesForce application launching in May. ZenDesk and Salesforce alone have the most market share within the midmarket enterprise sectors. The next extension is Oracle and SAP. Because of the tech we have built (seamless tech layer) that fits between agent and vendor, accessing and integrating with a different medium (Slack, Oracle, etc). It's extremely easy to transfer to those tickets because it's a tech layer and not integrated tech.

Q: How do you plan to scale following the raise?

Kylie.ai: We have two key hires in the pipeline. We're assuming that the market rate for a Phd in machine learning is about $200-240k per person. Those are the two individuals that we are accounting for as soon as the raise is complete. What we are building is extremely technologically demanding. Although we have completed enough to go to market, we still need the engineering talent to ensure that the quality is good. As long as the responses are increasingly good, that's how you ensure that the product maintains its consistency. We want to hire an additional sales person at an average salary of $120k, but that's a bit further down the line.

Q: What are your potential exits?

Kylie.ai: We are focusing on an IPO within 5-7 years. We would be naïve to say that there aren't other options such as an acquisition by SalesForce. We see some other customer service exits in general, but we believe that the best option is an IPO.

Q: What are the barriers to entry and the competitive advantages?

Kylie.ai: Barriers to entry into the enterprise is the enterprise itself. What you have to tackle is to create a product that passes specific IT measurements as well as to create a customer support segment that works with the current established technology. If a new entrant were to create a new customer support platform, that itself is a barrier to entry into this market because the enterprises are not switching vendors easily; it would be a year-long transition. The competitive advantages are that we have created a technology that is seamless to integrate with any vendor. It's as simple as connecting with that vendor and the application creates drafts in line with the user's workflow. It's where our competitive advantages lie. Then we have a tech advantages. We take personalized AI model when you have small data sets (small data sets are an inherent problem with deep learning) you need billions of data points in order to make it converge. However, we have spent months creating a proprietary tech that allows us to use this lucrative tech on small data sets. This is a tech that we are looking to patent in the future, but for now, it's a blackbox. We are able to go into these enterprises and seamlessly onboard our product quickly using small amount of data (500-1000 transactions per person).

Q: Tell me about your historicals.

Kylie.ai: Sales is legion analytics, a former product, none of these sales or expenditures would reflect what Kylie would be. The sales are from legion analytics, which offered lead gen for SMB.

Q: What is your burn under the pivot?

Kylie.ai: About $20k per month.

Q: What are the COGS in this situation –you're looking at 90% GM?

Kylie.ai: The margins for any Saas is very high. The cost is just the servers to manage it. Because we're targeting enterprise (not massive amounts of data), we don't store any plain text or any sensitive and we don't need that much space.

Q: What size companies are you targeting?

Kylie.ai: We're not even targeting companies that have less than 10 agents. In my model, I assumed that the agent seats would be 50. The minimum for a customer is 50 with $100 per seat is how you get that top-line revenue.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,500,000	US $1,500,000
Minimum investment	$20,000	US $500
Target minimum	US $120,000	US $120,000
Security type	Crowd Note	Crowd Note
Conversion discount	15.0%	15.0%
Valuation cap	US $5,000,000	US $5,000,000
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $120,000 under the Combined Offerings (the "Closing Amount") by [ ], no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $120,000 under the Combined Offerings (the "Closing Amount") by [ ], no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Prior Rounds
Market Landscape
Data Room
Updates
SeedInvest

Use of Proceeds



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If Minimum Amount Is Raised



- ● Engineering
- ● Office Space
- ● Employee Support
- ● Marketing
- ● Miscellaneous

If Maximum Amount Is Raised



Highlights   Overview

Pitch Deck   Product & Service

Team Story   Q&A with Founder

Term Sheet   ● Engineering   ● Office Space   ● Employee Support   ● Marketing   Prior Rounds
              ● Miscellaneous
Market Landscape

Data Room

📣 Updates   ✉ SeedInvest

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Kylie.ai's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

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Exhibit D

Disclaimer

This presentation contains offering materials prepared solely by Tier5International, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Kylie is an ai that clones employee personalities to automate conversations between a company and its customers



Deep technology works across text mediums to create personalized ai models.





Email	Intercom
Twitter	Salesforce
Zendesk	Slack

Kylie analyzes past messages to respond as you would by using the latest in Natural Language Generation

k.respond_to("Hi John, I'm bringin on a new team member to run some new processes. Can you reach back out in a couble weeks please.")

To: Company
From: Customer

Hi John, I'm bringin on a new team member to run some new processes. Can you reach back out in a couble weeks please.



Response:
u: "Hi Nick No problem I will reach out then"

To: Customer
From: Company

Hi Nick No problem I will reach out then.



Kylie builds a knowledge base within your organization.



Customer Support

Marketing

Sales



Organizations scale their best team members creating consistency across the organization.



Benefits

 Increase Consistency

 Decrease Communication Debt

 Better Customer Relationships



Go To Market Strategy

Starting with Zendesk: Kylie drafts responses seamlessly inside threads living within current workflow.

Enterprise Pricing: Enter organizations with low price point (~$50/head/month) for 1 month pilot & minimum annual contract price of $14,400 per year for 10 seats.

Distribution: Inside sales
– Currently 54,000 contacts in top of funnel
– 1200+ hot leads on waitlist
– 170+ free users ready to upsell



Market

SAAS Business Model

$1,440   X   20M+

per year/user   industry
                                               professionals

$28.8B TAM



Competition

Direct

Google Smart Reply

LinkedIn Suggested Responses

DigitalGenius

Wise.io

Indirect

IBM Watson

Boomerang Respondable

Pre-written templates



Competitive Advantage

Team: Kylie is attracting the brightest minds in artificial intelligence & natural language generation.

Data: Creating and accessing an organization's knowledge base increases stickiness.

Technology: Proprietary ai models allow Kylie to effectively train on small personalized datasets.



Our Values

1) Build a great team

2) Execution speed



Team

Jamasen Rodriguez
Founder & CEO

Y Combinator 2015
Johns Hopkins University – Economics B.A.

Founded a 15 person company
successfully acquired while still in college

Role at Kylie.ai:
Front-End Engineer
Branding, Distribution, & Sales



Team

Sinan Ozdemir
Founder & CTO

Y Combinator 2015
Johns Hopkins University – Pure Mathematics M.A.

Former Adjunct Professor of Data Science at Johns Hopkins
Author of Pakt Principles of Data Science

Role at Kylie.ai:
Back-End Engineer
Algorithm Design, Machine Intelligence,
& Natural Language Generation



Team

Divya Susarla
Data Scientist

Specialties: Statistical Analysis & Machine Learning

Former Analyst at Bivium Capital Partners (Fund of Funds)

Role at Kylie.ai:
Natural Language Processing & Algorithm Design



Future Hires

Mike Smith
Machine Learning Engineer

George Washington Univesity
PhD Machine Learning & Cognition

Johns Hopkins University
Masters Computer Science

Former Engineer at IBM Watson



Future Hires

Natalia Diaz Rodriguez
Machine Learning Engineer

Åbo Akademi
PhD Artificial Intelligence & Embedded Systems

University of Granada
Masters Computer Science

Key in developing
Kylie's Knowledge Base



Current Seed Investors

Dharmesh Shah
Founder of Hubspot

Greg Brockman
Founder of OpenAi

Imperious Group
Seed Fund in Ukraine

Rob May
Founder of Talla



What we're looking for

Seed Round

18 months of runway to work on
- unsupervised learning
- natural language generation
- product-market fit
- customer development

Plan to raise next round in 12-18 months
to boost marketing efforts



Use of Funds

Team member Salaries

Office Space

Support Services

Marketing Ad Spend

Misc. Employee Costs



Planned Timeline

Focus on core technology – 6 months

Pilot testing and landing reference customers – 6 months

Hire Key ML Engineers

Build user interface

to manage employee ai models

Build robust NLG models

with capability to autonomously

create knowledge base

Test onboarding entire

company after pilot period



Exhibit E

TRANSCRIPT OF MEDIA

00:00 Kylie is an AI that clones personalities to automate communication. Specifically, in this example, we are going to be looking at our Zendesk application where we are cloning a personality of a customer support agent.

00:18 This examaple, let's look at a question that came into our ai kylie support twitter handle.

00:26 from Jamasen Rodriguez, it says: AI Kylie, Does your platform support zendesk?

00:33 Now, you can see there are two responses here already that responded to Jamasen Rodriguez on twitter. However, if this ticket was answered on Zendesk, a customer support agent would look at this user interface and type in here, into this text box, their response to this ticket.

00:52 Now you see that there is a draft already created, stating: "maybe pretty soon, keep an eye out in the ZenDesk Market Place".

00:56 This draft was generated by Kylie with a 98.87% confidence. So this allows the customer support agent to save time from figuring out how to respond to this customer by allowing Kylie to generate a draft for them already.

01:16 If the customer support agent likes the draft that they see, they can go down here to "Submit as open" to the bottom right hand corner.

01:25 Now let's say that this draft is generated by a customer support agent and they really didn't like how it came out. They wanted to see what Kylie had a suggestion. They can open up the apps panel and generate a draft by Kylie.

01:37 And you can see that the draft changed, to "Hey, thanks for asking, we're working hard on that update and will let you know real soon. :)"

01:47 Now, the great thing about Kylie is that we are cloning the personality of the agent at hand, so in this case, this customer support agent would have added a smiley face, and when they see this draft, they think "Oh hey! This actually sounds like me -- I like this draft. Let me go ahead and submit this ticket and close it out."

02:08 Now Kylie.ai, in line with the Zendesk application, saves a customer support agent plenty of time for them to answer the more higher-risk type of tickets that require more cognitive load on the agent.

02:21 This overall saves time for the organization, and decreases the cost of the cost-center that is the customer support department.

02:29 And that's Kylie.ai. She's an AI that clones personalities to automate communication and is a technology layer that works inline with the users current work flow, so there is no need for behavioural change or any additional employee training of a new platform.

Exhibit F

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Tier5International, Inc.



Kylie.ai

CROWD NOTE

FOR VALUE RECEIVED, Tier5International, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in the SeedInvest Platform (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 15%.

The "**Interest Rate**" is 0%.

The "**Offering End Date**" is June 2, 2017.

1. Definitions.

a. "**Combined Offerings**" shall mean the Company's concurrent offerings under both Regulation CF and Regulation D under the same terms.

b. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

c. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient

resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

d. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $20,000.

i. "**Maximum Raise Amount**" shall mean $1,000,000 under Regulation CF and a total of $1,500,000 under the Combined Offerings.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the

Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law);

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $100,000 raised via Regulation CF and a total of $120,000 raised under the Combined Offerings.

n. **"Target D Minimum"** shall mean $120,000 raised in total via the Combined Offerings.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

  b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or SI Securities, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security**. This Crowd Note is a general unsecured obligation of the Company.

2. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

3. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

5. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

6. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all

rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

8.**Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum or Target D Minimum is met for the Regulation CF and Regulation D portion of the offering respectively. The Target CF Minimum and/or Target D Minimum must be met on or before the Offering Date for funds to be released from escrow.

9.**Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents

that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.